UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 11, 2021

Commission File No. 0-53646

Grown Rogue International Inc.
(formerly Novicius Corp.)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	News Release – Steve Lightman Joins Grown Rogue’s Board of Directors, as filed on Sedar on January 27, 2021.

2.	News Release – Grown Rogue Raises USD$1,275,000 in Upsized Financing, as filed on Sedar on February 5, 2021.

3.	Form 62-103F1 Required Disclosure under the Early Warning Requirements, as filed on Sedar on February 5, 2021.

4.	Form 62-103F1 Required Disclosure under the Early Warning Requirements, as filed on Sedar on February 8, 2021.

5.	News Release – Grown Rogue Acquires Strategic Assets from Acreage Holdings Inc. bringing Total Indoor Capacity to 127,000 Sq Ft, as filed on Sedar on February 8, 2021.

6.	Press Release – J. Obie Strickler of Grown Rogue to File Early Warning Report, as filed on Sedar on February 8, 2021.

7.	Form 51-102F3 Material Change Report, as filed on Sedar on February 17, 2021.

8.	Form 13-502F1 Class 1 and Class 3B Reporting Issuers – Participation Fee, as filed on Sedar on March 1, 2021.

9.	Consolidated Financial Statements For the Years ended October 31, 2020 and 2019 Expressed in United States Dollars, as filed on Sedar on March 1, 2021.

10.	Form 51-102F1 Management Discussion & Analysis for the year ended October 31, 2020, as filed on Sedar on March 1, 2021.

11.	Form 52-109FV1 CEO Certification of Annual Filings Venture Issuer Basic Certificate, as filed on Sedar on March 1, 2021.

12.	Form 52-109FV1 CFO and Corporate Secretary Certification of Annual Filings Venture Issuer Basic Certificate, as filed on Sedar on March 1, 2021.

13.	News Release – Grown Rogue Reports Positive Adjusted EBITDA on $6.3M of Pro Forma Revenue for Fiscal Year 2020, as filed on Sedar on March 2, 2021.

14.	News Release – Grown Rogue International Announces Closing of Upsized Private Placement of Special Warrants for Gross Proceeds of $4.7 Million, as filed on Sedar on March 5, 2021.

15.	Notice Declaring Intention To Be Qualified Under National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”), as filed on Sedar on March 8, 2021.

16.	Form 51-102F3 Material Change Report, as filed on Sedar on March 9, 2021.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated March 11, 2021	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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